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EXHIBIT 12.1

STATEMENT REGARDING COMPUTATION OF RATIOS
Lone Star Technologies, Inc.
Computation of Ratio of Earnings to Fixed Charges
(In Thousands Except Ratios)

	For the Fiscal Year Ended December 31,					For the Nine Months Ended September 30,
	1997	1998	1999	2000	2001	2001	2002
FIXED CHARGES
Interest Expense	$6,600	$4,000	$4,600	$14,400	$12,800	9,700	9,600
Capitalized Interest and Other Debt Related Costs	153	808	556	700	1,500	1,000	1,600
Interest Element of Rentals	1,300	1,200	1,200	1,300	1,500	1,100	1,100
Total Fixed Charges	$8,053	$6,008	$6,356	$16,400	$15,800	11,800	12,300
EARNINGS AVAILABLE TO COVER FIXED CHARGES
Net Income (Loss)	$53,700	$(24,900)	$(5,500)	$38,600	$16,400	32,900	(18,700)
Add (deduct):
Extraordinary Items	(900)	(7,400)	—	—	600	600	—
Discontinued Operations	(12,400)	—	—	—	—	—	—
Income Taxes (benefits)	900	—	—	1,800	800	1,100	(600)
Fixed Charges Excluding Capitalized Interest	8,053	6,008	6,356	16,200	15,100	11,400	11,500
Total Earnings Available to Cover Fixed Charges	$49,353	$(26,292)	$856	$56,600	$32,900	46,000	(7,800)
RATIO OF EARNINGS TO FIXED CHARGES	6.13	(4.38)	0.13	3.45	2.08	3.90	(0.63)

        Historical earnings were inadequate to cover fixed charges by $32.3 million in the fiscal year ended 1998 and by $20.1 million for the first nine months of 2002.

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  EXHIBIT 12.1